FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of .....January..................................................... , 2011
CANON INC.
(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                    No           X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-.....................

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date....January 27, 2011.....	By....../s/...... Masashiro Kobayashi ........................
(Signature)*
Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Concerning Change of Representative Director

January 27, 2011

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First Section) and other Stock Exchanges]

Inquiries:
Masahiro Haga
Executive Officer, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Concerning Change of Representative Director
At the meeting of its Board of Directors held on January 27, 2011, Canon Inc. (the “Company”) tentatively approved a change of the Company’s Representative Director as follows.
The change is scheduled to be resolved at the Ordinary General Meeting of Shareholders for the 110th Business Term and the following Board of Directors’ meeting to be held on March 30, 2011.
1. Reason of change
To further reinforce management structure, amid expansion of the Company’s scale and scope of business activities
2. Profile of the Representative Director to be newly appointed

New Title	Representative Director & Executive Vice President

Name	Toshiaki Ikoma

Place of Birth	Tokyo, Japan

Educational Background	Bachelors Degree in 1963, Masters Degree in 1965, Ph.D. in 1968, all in Electronics from the University of Tokyo

Date of Birth	March 5, 1941

Business Career	See attached.
3. Scheduled Date of Appointment
March 30, 2011

Attached Document
Business Career
Toshiaki Ikoma
Executive Vice President
Canon Inc.

April	2005,	Joined Canon Inc.
		Adviser of the Company
July	2007,	R&D Adviser

January	2008,	Special R&D Adviser

January	2009,	Group Executive, Corporate R&D Headquarters

March	2009,	Executive Vice President & CTO (Present)

July	2009,	Chief Executive, Optical Products Operations

January	2011,	Group Executive, Corporate R&D Headquarters (Present)